UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK

PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT

TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark one)

☒      Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2009

OR

☐         Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the transition period from              to

Commission File No. 0-8707

A.  Full title of the Plan and the address of the Plan, if different from that of the issuer named below:

Nature’s Sunshine Products, Inc.

Tax Deferred Retirement Plan

B.  Name of issuer of the securities held pursuant to the Plan and the address of its principal executive office:

Nature’s Sunshine Products, Inc.

75 East 1700 South

P.O. Box 19005

Provo, UT  84605-9005

REQUIRED INFORMATION

Financial Statements and Schedule

In accordance with Item 4 of the instructions to Form 11-K, the financial statements and schedule prepared in accordance with the financial reporting requirements of the Employee Retirement Income Security Act of 1974 (“ERISA”) are filed herewith in lieu of the requirements of Items 1 to 3.  Certain schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting Disclosures under ERISA have been omitted because they are not applicable.

Exhibits

23.1	Consent of Independent Registered Public Accounting Firm — Tanner LC

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on their behalf by the undersigned hereunto duly authorized.

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

Date: June 28, 2010	By:	/s/ Stephen M. Bunker
Chief Financial Officer, Vice President of Finance and Treasurer of Nature’s Sunshine Products, Inc., and Member of the Governing Board which is the Plan Administrator

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Financial Statements and Supplemental Schedule

As of December 31, 2009 and 2008 and

for the Year Ended December 31, 2009

Together with Report of Independent Registered Public

Accounting Firm

NATURE’S SUNSHINE PRODUCTS, INC. TAX

DEFERRED RETIREMENT PLAN

* Other supplementary schedules required by section 2520-103.10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 have been omitted because they are not applicable.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator of the

Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan

We have audited the accompanying statements of net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (“the Plan”) as of December 31, 2009 and 2008 and the related statement of changes in net assets available for benefits for the year ended December 31, 2009. These financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009, in conformity with U.S. generally accepted accounting principles.

Our audits of the financial statements were performed for the purpose of forming an opinion on the basic financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009, is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management and has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ Tanner LC

Salt Lake City, Utah

June 28, 2010

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statements of Net Assets Available for Benefits

	As of December 31,
	2009	2008
Assets

Investments at fair value	$31,617,366	$24,605,558

Receivables:
Employee contributions	56,987	44,172
Employer contributions	43,273	33,065
Total receivables	100,260	77,237
Total assets	31,717,626	24,682,795

Net assets available for benefits at fair value	31,717,626	24,682,795

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(31,437)	258,059

Net assets available for benefits	$31,686,189	$24,940,854

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Statement of Changes in Net Assets Available for Benefits

For the Year Ended December 31, 2009

Net investment income:
Net appreciation in fair value of investments	$5,574,670
Interest and dividends	503,422

Total net investment income	6,078,092

Contributions:
Employee	1,679,625
Employer	1,252,195
Rollover	54,402

Total contributions	2,986,222

Deductions:
Benefits paid to participants	(2,318,601)
Plan expenses	(378)

Total deductions	(2,318,979)

Net increase in net assets available for benefits	6,745,335

Net assets available for benefits:
Beginning of year	24,940,854

End of year	$31,686,189

See accompanying notes to financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements

1. Description of the Plan

The following brief description of the Nature’s Sunshine Products, Inc. Tax Deferred Retirement Plan (“the Plan”) provides only general information. Participants should refer to the Plan document and summary plan description for a more complete description of the Plan’s provisions.

General

The Plan is a defined contribution plan established to provide retirement benefits to eligible employees of Nature’s Sunshine Products, Inc. (the “Company” or “the Employer”) and its domestic subsidiaries, Synergy Worldwide, Inc. and Nature’s Sunshine Products Direct, Inc. Employees that are 18 years of age or older are eligible to participate in the Plan immediately upon hire. The Plan is intended to be a qualified retirement plan under the Internal Revenue Code (“IRC”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended. Effective June 1, 2009, the Plan was amended to provide for automatic enrollment of eligible employees, at a contribution rate of 5%, unless the employee elects otherwise.

Contributions

Effective March 1, 2008, the Plan was restated allowing participating employees to elect to contribute a percentage of their eligible compensation up to 100%, not to exceed the IRC limits. Contributions are limited by the IRC, which established a maximum contribution of $16,500 ($22,000 for participants age 50 and older) for the year ended December 31, 2009. Highly compensated employees, as defined in the IRC, may contribute a percentage of their eligible compensation, not to exceed 5%.

The Company matches the participants’ contributions to the Plan at 100% up to a maximum of 5% of their eligible compensation.

The Plan permits rollovers to the Plan from certain types of retirement plans.

Participant Accounts

Individual accounts are maintained for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of investment earnings, and is charged with withdrawals and an allocation of investment losses. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

1. Description of the Plan Continued

Participant-Directed Options for Investments

Participants direct the investment of their contributions and the Company matching contributions into various investments offered by the Plan. Investment options include mutual funds and a common/collective trust fund. Participants may change their election or transfer monies between funds at any time.

In March 2006, a notice was sent to Participants informing them that future purchases of Company common stock under the Plan was suspended. Participants with common stock of the Company in their accounts may direct the sale of the stock and the investment of the resulting monies into other investments offered by the Plan (see Note 9).

Vesting

Participants are immediately vested in their contributions to the Plan plus actual earnings thereon. A participant is 100% vested in the employer contributions and related earnings after three years of qualifying service, upon attaining the Plan’s normal retirement age of 59 ½, or upon death or certain types of disability while an employee.

Payment of Benefits

The Plan provides for benefit distributions (either in installments or as a lump sum) to Plan participants or their beneficiaries of their vested account balance upon termination of employment (including death), certain types of disability or attainment of age 59 ½ (retirement age) while employed by the Company. Vested benefits may also be rolled over into another retirement plan.

If the value of a vested account is not greater than $1,000 when employment is terminated, the benefit will be distributed to the participant following the date of termination.

If the value of a vested account is not more than $5,000 and the participant does not elect to receive the distribution or roll it over to an eligible retirement plan, the Plan Administrator will automatically initiate a distribution to a Principal Financial Group Individual Retirement Rollover Account when employment is terminated.

The Plan provides that the remaining vested account balance of a Plan participant at death will be distributed in a lump sum to the beneficiary.

Hardship Withdrawals

Participants may withdraw all or part of their vested account balances, including voluntary contributions (but none of the income earned on such contributions after December 31, 1988), upon demonstration of a financial hardship subject to the requirements of the Plan. Hardship withdrawals are permitted based on the safe harbor rules.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

1. Description of the Plan Continued

Forfeitures

Forfeitures are first used to pay Plan administrative expenses and then used to reduce employer contributions. During the year ended December 31, 2009, the forfeiture account had investment gains of $17,080 and forfeitures utilized to reduce Company contributions totaled $83,335. Additional forfeitures that became available for general use for the year ended December 31, 2009 totaled $35,592. As of December 31, 2009 and 2008, the balance in the forfeiture account was $45,341 and $76,004, respectively.

Nature’s Sunshine Products, Inc. Common Stock Voting Rights

Each participant is entitled to exercise voting rights attributable to shares of common stock allocated to his or her account and is notified prior to the time that such rights are to be exercised.

2. Summary of Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared on the accrual basis of accounting in accordance with U.S. generally accepted accounting principles.

Accounting Pronouncements

The Plan adopted the Financial Accounting Standards Board (“FASB”) guidance related to the FASB Accounting Standards Codification (“ASC”) and the Hierarchy of Generally Accepted Accounting Principles (“GAAP”). This statement identifies the sources of accounting principles and the framework for selecting the principles used in the preparation of financial statements of nongovernmental entities that are prepared in conformity with GAAP in the United States of America. This statement replaces prior guidance related to the hierarchy of GAAP and establishes the FASB ASC as the source of authoritative accounting principles by the FASB. Rules and interpretative releases of the Securities and Exchange Commission (“SEC”) under authority of federal securities laws are also sources of authoritative GAAP for all SEC registrants. The adoption of this guidance did not have any impact on the Plan’s financial statements.

In April 2009, the FASB issued additional guidance for determining fair value when the volume and level of activity for the asset or liability have significantly decreased and identifying transactions that are not considered orderly. The additional guidance was effective for interim and annual reporting periods ending after June 15, 2009. The adoption of this provision had no material impact on the Plan’s financial statements.

In May 2009, the FASB issued guidance addressing the accounting for and disclosure requirements of events or transactions that occur after the statement of net assets available for benefits date, but before the financial statements are issued. The Plan adopted the guidance as of December 31, 2009, as it was effective for interim and annual periods ending after June 15, 2009. In February 2010, the FASB issued accounting guidance that, among other things, requires management to evaluate subsequent events through the date the financial statements are issued with the SEC and no longer requires that an SEC filer disclose the date through which subsequent events have been reviewed. The Plan adopted the guidance upon issuance with no material impact to the Plan’s financial statements.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies Continued

In January 2010, the FASB released accounting guidance that requires new fair value measurement classification disclosures and clarifies existing disclosures. The guidance requires disclosures about transfers into and out of Levels 1 and 2 of the fair value hierarchy, and separate disclosures about purchases, sales, issuances and settlements relating to Level 3 measurements. It also clarifies the existing fair value disclosures regarding valuation techniques, inputs used in those valuation models and at what level of detail fair value disclosures should be provided. The guidance is effective for interim and annual reporting periods beginning after December 15, 2009, except for the disaggregation of the Level 3 activity, which is effective for interim and annual periods beginning after December 15, 2010. The guidance is not expected to materially impact the Plan’s current fair value disclosures.

Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator to make estimates and assumptions that affect certain reported amounts of net assets available for benefits at the date of the financial statements, the changes in net assets available for benefits during the reporting period and, when applicable, the disclosure of contingent assets and liabilities at the date of the financial statements. Actual results may differ from those estimates.

Investment Contracts

Fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan.

The Plan invests in investment contracts through a collective trust in the Morley Financial Services Stable Value Fund (the “Stable Value Fund”).  The statements of net assets available for benefits present the fair value of the investments in the collective trust as well as the adjustment of the investments in the collective trust from fair value to contract value relating to the investment contracts. The statement of changes in net assets available for benefits is prepared on a contract value basis.

Investment Valuation and Income Recognition

Investments are reported at fair value. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. See Note 5 for disclosure of fair value measurements.

The Plan utilizes market data or assumptions about risk and the risks inherent in the inputs to the valuation technique. These inputs can be readily observable, market corroborated or generally observable. The Plan primarily applies the market approach for recurring fair value measurements and endeavors to utilize the best available information. Accordingly, the Plan uses valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs. The Plan is able to classify fair value balances based on the observance of those inputs into the fair value hierarchy levels as set forth in the fair value accounting guidance.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

2. Summary of Significant Accounting Policies Continued

Net appreciation (depreciation) in the fair value of investments includes both realized and unrealized gains and losses.  Purchases and sales of securities are recorded on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Investment earnings are automatically reinvested into the fund from which they were derived.

Following is a description of the valuation methodologies used for our investment assets measured at fair value. There have been no changes in the methodologies used at December 31, 2009 and 2008.

•      Common stock: Valued at the closing price reported on the active market on which the individual securities are traded.

•      Mutual funds: Valued at the net asset value (“NAV”) of shares held by the Plan at year end.

•      Common collective trust fund: Valued based on information provided by the trustee and using the audited financial statements of the common collective trust at year end.

Level 1 inputs are quoted prices (unadjusted) or NAVs in active markets that the Plan has the ability to access as of the reporting date and consist of investments in common stock and mutual funds. Level 2 inputs, which are inputs other than quoted prices in active markets included in Level 1, which are either directly or indirectly corroborated or observable as of the reporting date and generally use valuation methodologies, consist of a common collective trust fund as discussed in “Investment contracts” above. The common collective trust fund is a Level 2 input as a participant has the ability to redeem thier investment at the contract value at that point in time. Level 3 inputs include significant pricing inputs that are generally less observable from objective sources.  The Plan holds no Level 3 investments at this time.

The preceding described methods may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values. Furthermore, although the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

Payment of Benefits

Benefits are recorded when paid by the Plan.

Administrative Costs

The Trustee, Principal Financial Group (“Principal”) direct expenses, some professional fees and certain administrative fees for participant communication and services, recordkeeping and benefit payment services are paid by the Plan.  These expenses are borne by participants based on their investments in the Plan’s investment funds.  Other administrative expenses and some professional fees are paid by the Company.

3. Risks and Uncertainties

The Plan invests in various investment securities that are exposed to various risks, such as interest rate, market and credit risks.  Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect the amounts reported in the statements of net assets available for benefits.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

3. Risks and Uncertainties Continued

As of December 31, 2009 and 2008, approximately 8% and 7%, respectively, of total Plan investments were held in Company common stock.  This investment is exposed to market risk from changes in the fair market value of such shares.

4. Investments	The Plan’s investments that represented 5% or more of the total Plan’s net assets available for benefits as of December 31, 2009 and 2008 are as follows:

	2009	2008
Morley Financial Services Stable Value Fund	$4,682,572	$5,269,401
Principal Life Time 2020 R4 Fund	4,429,427	3,217,967
Principal Life Time 2030 R4 Fund	3,759,031	2,596,329
Natures Sunshine Products, Inc. Common Stock	2,379,326	1,699,679
American Funds Growth Fund of America R4 Fund	2,067,328	1,558,032
Principal Life Time 2040 R4 Fund	2,040,875	*
Principal Life Time 2010 R4 Fund	1,816,919	1,716,585
PIMCO Total Return A Fund	1,723,356	1,373,503

* This investment did not exceed 5% or more of total net assets available for benefits as of December 31, 2008 and, therefore, is not shown separately.

During 2009, the Plan’s investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in fair value (at contract value for the Stable Value Fund) as follows:

2009
Common stock
Nature’s Sunshine Products, Inc.	$679,782
Common / collective trust
Morley Financial Services Stable Value Fund	107,091
Mutual Funds
Equity	1,732,734
Balanced	2,544,018
Fixed Income	129,463
International Equity	381,582
$5,574,670

The Plan invests in a fully benefit-responsive investment contract through the Stable Value Fund.  Union Bond & Trust Company, the trustee of the Stable Value Fund, maintains the contributions in a general account. The account is credited with earnings on the underlying investments and charged for participant withdrawals and administrative expenses. The objective of the Stable Value Fund is to provide a diversified group of investments offering competitive levels of yield consistent with stable fixed-income methodology. The Stable Value Fund seeks to achieve this objective by investing in conventional, synthetic and separate account investment contracts issued by life insurance companies, banks and other financial institutions.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

4. Investments Continued

Market value events may limit the ability of the Stable Value Fund to transact at contract value with the issuer. Such events may include but are not limited to: changes or amendments in fund administration, merger or consolidation of investors, group terminations or layoffs, implementation of an early retirement program, termination or partial termination of the fund, and failure to meet certain tax qualifications. Under the terms of agreement to participate in the Stable Value Fund, withdrawals can be delayed up to 12 months upon request.  The Stable Value Fund may grant withdrawal from the fund if there are sufficient cash assets to satisfy the request.  As of December 31, 2009, 29% of the Stable Value Fund was cash.

The contract value of the Stable Value Fund at December 31, 2009 and 2008 was $4,651,144 and $5,527,460, respectively. The average yield earned based on actual earnings was 2% at December 31, 2009.

5. Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).  For disclosures, GAAP establishes a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value into three levels described below:

Level 1 -       Unadjusted quoted prices in active markets for identical assets.

Level 2 -       Inputs to the valuation methodology include:

•      Quoted prices for similar assets or liabilities in active markets;

•      Quoted prices for identical or similar assets or liabilities in inactive markets;

•      Inputs other than quoted prices that are observable for the asset or liability;

•      Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

If the asset or liability has a specified (contractual) term, the Level 2 input must be observable for substantially the full term of the asset or liability.

Level 3 -      Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

5. Fair Value Measurements Continued

	Assets Measured at Fair Value on a recurring basis as of December 31, 2009
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$6,673,559	$—	$—	$6,673,559
Balanced	13,972,128	—	—	13,972,128
Fixed Income	2,422,997	—	—	2,422,997
International equity	1,486,784	—	—	1,486,784
Common/ collective trust	—	4,682,572	—	4,682,572
Common stock	2,379,326	—	—	2,379,326

Total assets at fair value	$26,934,794	$4,682,572	$—	$31,617,366

	Assets Measured at Fair Value on a recurring basis as of December 31, 2008
	Level 1	Level 2	Level 3	Total
Mutual funds
Equity	$4,690,312	$—	$—	$4,690,312
Balanced	10,109,344	—	—	10,109,344
Fixed Income	1,972,890	—	—	1,972,890
International equity	863,932	—	—	863,932
Common/ collective trust	—	5,269,401	—	5,269,401
Common stock	1,699,679	—	—	1,699,679

Total assets at fair value	$19,336,157	$5,269,401	$—	$24,605,558

6. Plan Termination

Although it has not expressed any intention to do so, the Company has the right under the Plan document to amend or terminate the Plan subject to the terms of the Plan agreement and the provisions of ERISA.  In the event of Plan termination, participants will become 100% vested in their employer matching contributions and these contributions become non-forfeitable.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

7. Tax Status

On April 27, 2010, the Company received a determination letter dated April 27, 2010, from the Internal Revenue Service (“IRS”), informing the Company that the Plan is designed in accordance with applicable sections of the IRC. The Company believes that the Plan continues to be designed and operated in compliance with the applicable requirements of the IRC and the trust established under the Plan is tax-exempt under the IRC.  Accordingly, an income tax provision is not recorded by the Plan.

8. Party-in-Interest Transactions

Certain Plan investments include mutual funds and a common/collective trust fund managed by Principal. Principal has acted as the Plan trustee, and therefore is a party-in-interest.  While transactions involving Plan assets with a party-in-interest are usually prohibited, these transactions are exempt under ERISA Section 408(b)(8).

Transactions associated with the shares of common stock of the Company are also considered exempt party-in-interest transactions.  The Plan purchased approximately 2,814 shares of the Company’s common stock as a result of reinvestment of dividends on other shares held during the year ended December 31, 2009, and sold approximately 2,840 shares of the Company’s common stock during the year ended December 31, 2009.  As of December 31, 2009 and 2008, the Plan held 278,610 and 278,636 shares, respectively, of common stock of the Company.  During the year ended December 31, 2009, the Plan recorded dividend income of $13,931, related to the common stock of the Company.

9. Contingencies

On July 12, 2007,  the Company announced that the SEC had instituted an administrative proceeding pursuant to Section 12(j) of the Securities Exchange Act of 1934, as amended (“the Exchange Act”), to suspend or revoke the registration of the Company’s common stock under Section 12 of the Exchange Act. On November 8, 2007, an administrative law judge in an administrative proceeding issued an Initial Decision to revoke the registration of the Company’s common stock because of the Company’s failure to file required periodic reports. Shortly thereafter, the Company filed a petition for review with the SEC. On December 5, 2007, the SEC granted the Company’s petition for review.

On January 21, 2009, the SEC issued an order affirming the prior decision of the administrative law judge revoking the registration of all classes of the Company’s securities registered pursuant to Section 12(g) of the Exchange Act.  As a result of this order, broker-dealers were not permitted to effect transactions in the Company’s securities.  As of January 21, 2009, the last trade of the Company’s stock was at $4.95 per share. On February 12, 2009, the Company submitted a registration statement on Form 10 relating to its currently outstanding shares of common stock.  On May 26, 2009, the SEC notified the Company that it had completed its review of the Company’s registration statement and the Company’s common stock is again eligible for public trading.

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

9. Contingencies Continued

On February 17, 2010, the Company received a routine request from the Department of Labor (“DOL”) to provide certain information pertaining to the Plan’s records from 2007 to the present. The Company has provided all requested information. The Company is currently unable to determine the outcome of these discussions and their related impact, if any, on the Plan’s financial statements.

In addition, the IRS recently began an examination of the Company’s tax returns for the taxable years 2006 through 2008. The Company’s U.S. federal income tax returns are open from 2003 to 2008 and the Company has several foreign jurisdictions that have open years between 2003 and 2008. The Company is currently unable to determine the outcome of these discussions and their related impact, if any, on the Plan’s financial statements or the market for the shares of the Company’s common stock held by the Plan.

During 2006, multiple parties commenced prospective class action lawsuits against the Company. Given the Plan’s ownership of shares of the Company’s common stock for the account of certain Plan participants, the Plan has engaged independent legal counsel to advise the Plan’s investment fiduciary regarding the implications of the pending claims with respect to shares of the Company’s common stock held by the Plan.  Final judgment on the lawsuit was reached on February 9, 2010.  A claim has been filed on behalf of the Plan participants to participate in the settlement.

10. Reconciliation of Financial Statements to Form 5500

The financial statements are prepared on the accrual basis of accounting and beginning in 2009, the Form 5500 is prepared on the cash basis of accounting.  In addition the Stable Value Fund holds fully benefit-responsive investment contracts. The Stable Value Fund is reported at contract value in the statement of change in net assets available for benefits and fair value in the Form 5500.  The following is a reconciliation of assets available for benefits per the financial statements to the Form 5500 for the years ended December 31,:

	2009	2008

Net assets available for benefits as presented in the financial statements	$31,686,189	$24,940,854

Employee contributions receivable	(56,987)	—

Employer contributions receivable	(43,273)	—

Adjustment from contract value to fair value for fully benefit-responsive investment contracts	31,437	(258,059)

Net assets available for benefits as presented in Form 5500	$31,617,366	$24,682,795

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Notes to Financial Statements (continued)

10. Reconciliation of Financial Statements to Form 5500 Continued	The following is a reconciliation of the net increase in net assets available for benefits per the financial statements to Form 5500 for the year ended December 31, 2009:

Net increase in net assets available for benefits per the financial statements	$6,745,335

Change in adjustment from fair value to contract value for fully benefit responsive investment contract	289,496

Employee contribution receivable not recorded on the Form 5500 at December 31, 2009	(56,987)

Employer contribution receivable not recorded on the Form 5500 at December 31, 2009	(43,273)

Net income per the Form 5500	$6,934,571

NATURE’S SUNSHINE PRODUCTS, INC.

TAX DEFERRED RETIREMENT PLAN

Plan 002 EIN 87-0327982

Schedule H, Part IV, Item 4i

Schedule of Assets (Held at End of Year)

December 31, 2009

(a)	(b)	(c)	(d)		(f)
Party in	Identity of	Description of	Number of	(e)	Current
Interest	Issue	Investment	Units	Cost	Value

		Common/ Collective Trust:

*	Morley Financial Services, Inc.	Morley Financial Services Stable Value Fund (contract value of $4,651,144)	265,585	**	$4,682,572

		Mutual Funds:

*	Principal Global Investors	Principal LifeTime 2020 R4 Fund	428,793	**	4,429,427
*	Principal Global Investors	Principal LifeTime 2030 R4 Fund	360,060	**	3,759,031
*	Principal Global Investors	Principal LifeTime 2010 R4 Fund	181,510	**	1,816,919
	Capital Research and Management Co.	American Funds Growth Fund of America R4 Fund	76,257	**	2,067,328
	PIMCO	PIMCO Total Return A Fund	159,570	**	1,723,356
*	Principal Global Investors	Principal LifeTime 2040 R4 Fund	198,722	**	2,040,875
	Columbia Management Advisors	Columbia Value & Restructuring R Fund	30,359	**	1,299,054
	Columbia Management Advisors	Columbia Acorn A Fund	53,542	**	1,283,945
*	Principal Global Investors	Principal LargeCap S&P 500 Index R4 Fund	112,941	**	880,937
*	Principal Global Investors	Principal LifeTime Strategic Income R4 Fund	82,886	**	810,626
*	Principal Global Investors	Principal Diversified International R4 Fund	62,181	**	570,198
	Capital Research and Management Co.	American Funds Capital World Bond R4 Fund	11,531	**	231,204
*	Edge Asset Management, Inc.	SAM Balanced R4 Portfolio	33,444	**	381,262
*	Principal Global Investors	Principal LifeTime 2050 R4 Fund	57.797	**	569,300
	Harbor Capital Advisors, Inc.	Harbor International Inv Fund	8,788	**	477,997
	Fidelity Research & Management Co.	Fidelity Advisor Government Income T Fund	36,760	**	382,305
*	Principal Global Investors	Principal Real Estate Securities R4 Fund	17,532	**	224,932
	Davis Selected Advisors LP	Davis New York Venture A Fund	9,182	**	284,462
*	Principal Global Investors	Principal International Emerging Markets R4 Fund	19,338	**	438,589
	Goldman Sachs/LA Capital Management	Goldman Sachs MidCap Value I R4 Fund	17,971	**	189,949
*	Edge Asset Management, Inc.	SAM Strategic Growth R4 Portfolio	10,351	**	131,875
*	Principal Global Investors	Principal MidCap S&P 400 Index R4 Fund	14,232	**	163,672
*	Edge Asset Management, Inc.	SAM Conservative Balanced R4 Portfolio	97	**	937
*	Principal Global Investors	Principal SmallCap 600 Index R4 Fund	11,015	**	142,862
	Fidelity Management & Research	Fidelity Advisor High Income Advantage T Fund	9,517	**	86,133
	Columbia Management Advisors	Columbia Select Small Cap R Fund	5,562	**	73,870
*	Edge Asset Management, Inc.	SAM Conservative Growth R4 Portfolio	1,679	**	19,833
	Dimension/ Vaughn Nelson	SmallCap Value II R4 Fund	8,318	**	62,548
*	Edge Asset Management, Inc.	SAM Flexible Income R4 Portfolio	1,136	**	12,042
		Total Mutual Funds			24,555,468

		Common Stock:

*	Nature’s Sunshine Products, Inc.	Common Stock	278,610	**	2,379,326

		Total Investments			$31,617,366

* Denotes a party-in-interest as defined by ERISA
** Not required as investments are participant directed

See accompanying Report of Independent Registered Public Accounting Firm.

EXHIBIT INDEX

Exhibit Number	Description

23.1	Consent of Independent Registered Public Accounting Firm — Tanner LC